Exhibit 99.12	\

Australia: Total and INPEX launch the Ichthys strategic offshore LNG Project

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, January 13, 2012 - Total and its joint venture partner INPEX CORPORATION today announced that they have taken the final investment decision for the Ichthys liquefied natural gas (LNG) project in Australia, representing an investment of US$34 billion dollars. Total holds a 24% interest in the project which will develop approximately 3 billion barrels oil equivalent of reserves, including around 500 million barrels of condensate. First production is expected at the end of 2016.

“Through this project, Total further increases its presence in Australia and its access to the Asian LNG market, the fastest growing market offering high-value prices,” said Yves-Louis Darricarrère, President of Exploration & Production, Total. “Total and INPEX have a long and successful history of working together all around the world. We are delighted to launch this world-scale project and to support it with our technical expertise and our best-in-class competencies in the management of very large projects.”

The Ichthys project consists of the development of the Ichthys gas and condensate field offshore North West Australia (lying in 260 metres of water depth) and the construction of an 889 kilometres gas transmission pipeline together with an onshore LNG plant near Darwin in the Northern Territory.

The offshore facilities will consist of a subsea well development connected to a central processing facility (CPF1) for gas treatment and a floating processing, storage and offloading (FPSO2) vessel for condensates. The CPF and the FPSO will both be one of the largest in the world.

Onshore installations will consist of two LNG trains with a capacity of 4.2 million tons per year each and facilities for the extraction and the export of LPGs and condensate. In addition to its LNG production, the Ichthys project is expected to generate 1.6 million tons per year of LPGs and 100,000 barrels of condensate a day at peak.

Notably, the entire annual production of LNG from the Ichthys project (8.4 million tons per year) has already been sold for 15 years under oil-linked price contracts, mostly directed to third-party consortiums of Taiwanese and Japanese buyers including INPEX. Total Gas & Power Limited, the gas trading subsidiary of Total, will also purchase 0.9 million tons per year of LNG from the project to supply directly its customers.

The plans for development and operation of the Ichthys project have been approved by Australian authorities, and construction will commence in the second quarter of 2012.

1     CPF: Central Processing Facility

[2]    FPSO: Floating Processing, Storage and Offloading

Total Exploration and Production in Australia

Total E&P has been present in Australia since 2005 and has interests in nine offshore exploration licenses – four of which it operates – in the Browse, Vulcan and Bonaparte Basins on the northwest shelf.

In addition to the Ichthys project, Total has, in Queensland, a 27.5% interest alongside Santos, Petronas and Kogas in the GLNG Coal Seam Gas to LNG project launched in early 2011. The GLNG project consists of the development of coal seam gas fields, the construction of a 420 kilometres gas transmission pipeline and of a liquefaction plant of 7.2 million tons per year. First LNG will be delivered in 2015.

Total’s commitment to Western Australia and Northern Territory

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

In Australia, as in all countries where Total is present, the Group is committed to the safety of the people working on its projects and strives to minimize its environmental footprint as part of its concern for sustainable development. The Ichthys project will be implemented in a manner consistent with Total’s core values.

Total and LNG

Total is a leading producer in the LNG sector, with strong and diversified positions along the LNG chain. Total is active in most of the major LNG producing regions as well as main LNG markets and continues to develop LNG as a key component of its growth strategy.

The Group has interests in LNG projects in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola, and Russia.

The Group has also secured long-term access to LNG re-gasification capacity located in key LNG markets.

Total is developing trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers. This LNG portfolio allows Total to supply its main customers worldwide with gas, while retaining a certain degree of flexibility to seize market opportunities.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com